EXCHANGE BANCSHARES, INC.

237 Main Street, P.O. Box 177, Luckey, Ohio 43443

June 29, 2005

Mr. John P. Nolan

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C.  20549

RE:

Exchange Bancshares, Inc.

2004 Form 10-KSB, filed March 31, 2005

2005 Form 10-QSB for the quarter ended March 31, 2005, filed May 16, 2005

File No. 033-54566

Dear Mr. Nolan:

This letter is in response to your letter dated June 17, 2005 regarding the above filings.

Item 1. Form 10-K for the Year ended December 31, 2004

Note 7.  Federal Income Taxes – page 28

In this regard, please file the necessary amendments to the 10-KSB for the year ended December 31, 2004 and the 10-QSB for the three months ended March 31, 2005 to give effect to the restatements, which we previously requested, to reverse the reductions in the valuation allowance during 2002 and 2003 and to increase the valuation allowance in 2004 considering the pre-tax losses; the decrease in loans, deposits and interest income and the increase in net loan charge-offs in 2004.

Item 1. Response

Exchange Bancshares, Inc. will make the necessary amendments to our 10-KSB for the year ended December 31, 2004 and the 10-QSB for the three months ended March 31, 2005.  We hope to file such amendments the week of July 4, 2005.  However, to assist us in preparation of the amendment to the 10-KSB, I have attached for your review the restated consolidated financial statements to be used in the Company’s amended 10-KSB for the year ended December 31, 2004.  The restated financial statements reflect adjustments of $196,000 in 2004 and $129,000 in 2003 to the valuation allowance for deferred tax assets, as described in Footnote No. 17.  As discussed with Edwin Adams of your office on June 28, 2005, it was agreed that no restatement of 2002 was necessary due to the amount being immaterial for financial statement purposes.

Please review the changes made for the restatements and contact me at your earliest convenience at 419-931-8902 with any questions.  The attached documents have the changes red-lined.

Item 2. Form 10-QSB for the three months ended March 31, 2005

Note 6.  Commitments and Contingencies – page 11

We refer to the statement that the Company has entered into “change in control” agreements with four officers which provide for a specified multiple of each employee’s annual salaries upon the consummation of the merger agreement with Rurban.  In this regard, please tell us and revise the Form 10-Q to provide the following information:

•

Disclose in the footnote the maximum amount of compensation due to these employees.

•

Tell us why these payments have not been accrued considering the definitive merger agreement was signed on April 13, 2005 as stated in Note 3, “Definitive Agreement” on page 9.

•

Discuss when these payments are expected to be made and disclose in MD&A the expected effects of these payments on the Company’s future operations, liquidity and cash flow.

•

Tell us and disclose if the Amendment to the Change in Control Agreement has been duly authorized by the Board of Directors and by your regulators, if necessary.

Item 2.

Response

Exchange Bancshares, Inc. will amend Note 6 to include the maximum amount of approximately $679,000 of compensation due to these employees and we will also state that the Amendment to the Change in Control Agreement was duly authorized by the Board of Directors, with the approval of the regulators.

These change-in-control payments have not yet been accrued because they are contingent upon certain events taking place that may or may not happen.  The payments will be accrued when they are no longer subject to any contingencies.  Any payments are expected to be paid upon the consummation of the merger agreement.  The payments will not effect the Company’s future operations, liquidity or cash flow since we will be part of Rurban Financial Corp.

We look forward to hearing from you.  Thank you for your prompt attention to this matter.

Sincerely,

/s/ Thomas E. Funk

Thomas E. Funk

Chief Financial Officer

Exchange Bancshares, Inc.

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